Exhibit 99.169

CONSENT OF INDEPENDENT AUDITORS

We consent to the use of our report dated March 26, 2013, with respect to the consolidated financial statements of Strathmore Minerals Corp. for the year ended December 31, 2012, incorporated by reference in the Registration Statement (Form 40-F) filed by Energy Fuels Inc. on November 15, 2013.

Vancouver, Canada,
November 15, 2013.	Chartered Accountants